UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

The Container Store Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

210751103

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210751103	Schedule 13D/A	Page 2 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 210751103	Schedule 13D/A	Page 3 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 210751103	Schedule 13D/A	Page 4 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): TCS Co-Invest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 5 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 6 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 7 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 210751103	Schedule 13D/A	Page 8 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 210751103	Schedule 13D/A	Page 9 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 10 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates V LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 210751103	Schedule 13D/A	Page 11 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 210751103	Schedule 13D/A	Page 12 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Timothy J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 210751103	Schedule 13D/A	Page 13 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,549,434 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,549,434 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,549,434 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

57.5% beneficial ownership of the voting stock based on 47,986,975 shares of Common Stock outstanding as reported in Form 10-K filed by the Issuer on May 10, 2016.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 210751103	Schedule 13D/A	Page 14 of 18 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of The Container Store Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 500 Freeport Parkway, Coppell, Texas 75019.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

In addition to and not in lieu of the foregoing, as of the date of this statement, Jonathan D. Sokoloff, Timothy J. Flynn and J. Kristofer Galashan each held options convertible into: (i) 10,132 shares of Common Stock, one third of which vested and became exercisable on August 2, 2015 as previously disclosed in Amendment No. 1 to this Schedule 13D, one third of which vested and became exercisable on July 31, 2016; and (ii) 35,463 shares of Common Stock, one third of which vested and became exercisable on July 31, 2016.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On August 1, 2016, the Issuer held its 2016 Annual Meeting, and each Investor voted all shares of Common Stock owned or held of record by such Investor at the 2016 Annual Meeting in favor of the election of William A. “Kip” Tindell, III to the Board of Directors. Therefore, all obligations under the Termination Agreement have been satisfied and the Voting Agreement has terminated. As a result, the Reporting Persons no longer have any obligation to vote their shares of Common Stock in favor of the election of the directors affiliated with the Investors to the Board of Directors.

For further information, see Item 6 of Amendment No. 1, and the Termination Agreement filed as Exhibit 7.9 to Amendment No. 1.

CUSIP No. 210751103	Schedule 13D/A	Page 15 of 18 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	27,549,434	27,549,434	57.5%
GEI Side V	0	27,549,434	27,549,434	57.5%
Co-Invest	0	27,549,434	27,549,434	57.5%
Jonathan D. Sokoloff	0	27,549,434	27,549,434	57.5%
Timothy J. Flynn	0	27,549,434	27,549,434	57.5%
J. Kristofer Galashan	0	27,549,434	27,549,434	57.5%
Other Reporting Persons	0	27,549,434	27,549,434	57.5%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Amendment.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 210751103	Schedule 13D/A	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of August 8, 2016

Green Equity Investors V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Manager

Green Equity Investors Side V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Manager

TCS Co-invest, LLC By: Leonard Green & Partners, L.P., its Manager By: LGP Management, Inc., its General Partner

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

GEI Capital V, LLC

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Manager

Green V Holdings, LLC

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Manager

CUSIP No. 210751103	Schedule 13D/A	Page 17 of 18 Pages

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Executive Vice President, and Managing Partner

Peridot Coinvest Manager LLC

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin
Chief Financial Officer

LGP Associates V LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ CODY L. FRANKLIN
Cody L. Franklin
Chief Financial Officer

/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff

/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Timothy J. Flynn

/s/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for J. Kristofer Galashan

CUSIP No. 210751103	Schedule 13D/A	Page 18 of 18 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner

Jonathan A. Seiffer

John M. Baumer

Timothy J. Flynn

James D. Halper

Todd M. Purdy

Michael S. Solomon

W. Christian McCollum

Usama N. Cortas

J. Kristofer Galashan

Alyse M. Wagner

Cody L. Franklin

Andrew C. Goldberg

Lily W. Chang

Lance J.T. Schumacher

Reginald E. Holden

Michael J. Kirton

Adam T. Levyn

Jeffrey Suer

John J. Yoon

Erika Spitzer

David Kass

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Chief Financial Officer and Assistant Secretary

Vice President, General Counsel and Secretary

Vice President – Portfolio Services

Vice President – Tax and Assistant Secretary

Vice President – Procurement

Principal

Principal

Principal

Principal

Principal

Vice President